UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Control4 Corporation

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

21240D 10 7

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21240D107	13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Frazier Technology Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,188,168
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,188,168
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,168 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	These shares are owned directly by Frazier Technology Ventures II, L.P. (“Frazier”), of which FTVM II, L.P. (“FTVM”) is the sole general partner. Frazier Technology Management, L.L.C. (“Frazier Tech Management”) is the sole general partner of FTVM and exercises voting and investment power over these shares.
(2)	This percentage is calculated based upon 22,772,528 shares of the Common Stock outstanding (as of October 25, 2013), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013.

CUSIP No. 21240D107	13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS FTVM II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,188,168
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,188,168
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,168 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	These shares are owned directly by Frazier Technology Ventures II, L.P. (“Frazier”), of which FTVM II, L.P. (“FTVM”) is the sole general partner. Frazier Technology Management, L.L.C. (“Frazier Tech Management”) is the sole general partner of FTVM and exercises voting and investment power over these shares.
(2)	This percentage is calculated based upon 22,772,528 shares of the Common Stock outstanding (as of October 25, 2013), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013.

CUSIP No. 21240D107	13G	Page 4 of 10

1.	NAMES OF REPORTING PERSONS Frazier Technology Management, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,188,168
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,188,168
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,168 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	These shares are owned directly by Frazier Technology Ventures II, L.P. (“Frazier”), of which FTVM II, L.P. (“FTVM”) is the sole general partner. Frazier Technology Management, L.L.C. (“Frazier Tech Management”) is the sole general partner of FTVM and exercises voting and investment power over these shares.
(2)	This percentage is calculated based upon 22,772,528 shares of the Common Stock outstanding (as of October 25, 2013), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013.

CUSIP No. 21240D107	13G	Page 5 of 10

Item 1(a).	Name of Issuer:

Control4 Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11734 S. Election Road
Salt Lake City, UT 84020

Item 2(a).	Name of Persons Filing:

Frazier Technology Ventures II, L.P.
FTVM II, L.P.
Frazier Technology Management, L.L.C.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each of Frazier Technology Ventures II, L.P., FTVM II, L.P. and Frazier Technology Management, L.L.C. is:

c/o Frazier Healthcare
601 Union, Suite 3200
Seattle, WA 98101

Item 2(c).	Citizenship:

(i) Frazier Technology Ventures II, L.P. is a limited partnership organized under the laws of the State of Delaware.

(ii) FTVM II, L.P. is a limited partnership organized under the laws of Delaware.

(iii) Frazier Technology Management, L.L.C. is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

21240D107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 21240D107	13G	Page 6 of 10

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Reporting Person	Shares
Frazier Technology Ventures II, L.P.	2,188,168
FTVM II, L.P.	2,188,168
Frazier Technology Management, L.L.C.	2,188,168

(b)	Percent of class:

Reporting Person	Percent
Frazier Technology Ventures II, L.P.	9.6%
FTVM II, L.P.	9.6%
Frazier Technology Management, L.L.C.	9.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Shares
Frazier Technology Ventures II, L.P.	2,188,168
FTVM II, L.P.	2,188,168
Frazier Technology Management, L.L.C.	2,188,168

(ii)	Shared power to vote or to direct the vote: - 0 –

CUSIP No. 21240D107	13G	Page 7 of 10

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Shares
Frazier Technology Ventures II, L.P.	2,188,168
FTVM II, L.P.	2,188,168
Frazier Technology Management, L.L.C.	2,188,168

(iv)	Shared power to dispose or to direct the disposition of: -0 –

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 21240D107	13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

FRAZIER TECHNOLOGY VENTURES II, L.P.

By:	FTVM II, L.P., its General Partner
By:	Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member

FTVM II, L.P.
By:	Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member

FRAZIER TECHNOLOGY MANAGEMENT, L.L.C.

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member

CUSIP No. 21240D107	13G	Page 9 of 10

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 21240D107	13G	Page 10 of 10

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2014

FRAZIER TECHNOLOGY VENTURES II, L.P.

By:	FTVM II, L.P., its General Partner
By:	Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member

FTVM II, L.P.
By:	Frazier Technology Management, L.L.C., its General Partner

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member

FRAZIER TECHNOLOGY MANAGEMENT, L.L.C.

By:	/s/ Len Jordan

Name:	Len Jordan

Title:	Managing Member